CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee[1]

3-Month Libor Range Accrual Notes due 2011	$25,000,000	$2,675.00

(1) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $2,652,225.08 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-129243) filed by Morgan Stanley on October 25, 2005 and have been carried forward. The $2,675.00 fee with respect to the $25,000,000 Notes sold pursuant to this registration statement is offset against those filing fees, and $1,543,797.40 remains available for future registration fees. No additional fee has been paid with respect to this offering.

PROSPECTUS Dated January 25, 2006 PROSPECTUS SUPPLEMENT Dated January 25, 2006	Pricing Supplement No. 55 to Registration Statement No. 333-131266 Dated May 2, 2006 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Floating Rate Notes
3-Month Libor Range Accrual Notes due 2011

Interest on the notes, if any, will be payable quarterly at a variable rate equal to (a) three-month U.S. dollar LIBOR plus a spread of 0.60% times (b) a fraction, the numerator of which is the number of calendar days in the interest payment period on which the reference rate is within the reference rate range and the denominator of which is the total number of calendar days in the interest payment period.

Beginning May 17, 2009 and on each interest payment date thereafter, we will have the right to redeem all of these notes and pay you 100% of the par value of the notes plus any accrued and unpaid interest to but excluding the redemption date. If we decide to the notes, we will give you notice at least five business days before the redemption date specified in the notice.

We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities – Description of Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified the provisions described below.

Principal amount:	$25,000,000	Interest payment dates:	Each February 17, May 17, August
Maturity date:	May 17, 2011		17 and November 17 beginning
Settlement date (original			August 17, 2006; provided that if
issue date):	May 17, 2006		any such day is not a business day,
Interest accrual date:	May 17, 2006		that interest payment will be made
Issue price:	100%		on the next succeeding business day
Proceeds to company:	99.75%		but no adjustment will be made to
Underwriter’s discounts and			the interest payment period or to any
commissions:	0.25%		interest payment made on any
Redemption percentage at			succeeding business day.
redemption date:	100%	Interest reset dates:	Each February 17, May 17, August
Redemption dates:	On May 17, 2009 and each interest		17 and November 17 beginning
	payment date thereafter		August 17, 2006.
Interest rate:	The interest rate shall be determined	Interest determination dates:	Two London banking days prior to
	as follows: (x) the base rate plus the		each interest reset date.
	spread times (y) N/ACT (calculated	Minimum interest rate:	0.00%
	on an actual/actual day count basis);	Reporting service:	Telerate page 3750
	where N = the total number of	Book-entry note or
	calendar days in the applicable	certificated note:	Book-entry note
	interest payment period on which the	Senior note or subordinated
	reference rate is within the reference	note:	Senior note
	rate range (“accrual days”) and	Calculation agent:	JPMorgan Chase Bank, N.A.
	ACT = the total number of calendar		(formerly known as JPMorgan
	days in the applicable interest		Chase Bank)
	payment period.	Agent:	Morgan Stanley & Co. Incorporated
Base rate:	LIBOR. The initial base rate will be	Minimum denomination:	$1,000 and integral multiples
	determined on the second London		thereafter
	banking day preceding the original	Specified currency:	U.S. dollars
	issue date.	Business day:	New York
Index maturity:	Three months	CUSIP:	61745ETV3
Index currency:	U.S. dollars	Other provisions:	See below
Spread (plus or minus):	Plus 0.60%
Interest payment period:	Quarterly

The notes involve risks not associated with an investment in ordinary floating rate notes.

See Risk Factors beginning on Page PS-2

Terms not defined above have the meanings given to such terms in the accompanying prospectus and prospectus supplement.

MORGAN STANLEY

Additional Provisions

Reference rate	“LIBOR Telerate” as defined in the accompanying prospectus in the section called “Description of Debt Securities – Floating Rate Debt Securities” and “– Base Rates” with an index maturity of 3 months and an index currency of US dollars and as displayed on Telerate page 3750; provided that for the determination of the reference rate on any calendar day, the “interest determination date” shall be that calendar day unless that calendar day is not a London banking day, in which case the reference rate shall be the reference rate on the immediately preceding London banking day; provided that the reference rate for any day from and including the seventh New York banking day prior to the related interest payment date for any interest payment period shall be the reference rate as in effect on the London banking day immediately preceding such seventh New York banking day prior to such interest payment date.

Reference rate range	Greater than 0.00% and less than or equal to 7.25%.

New York banking day	New York banking day means any day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York, New York.

Risk Factors

     The notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the notes. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

      If there are no accrual days in the relevant interest payment period, we will not pay any interest on the notes for that interest payment period.

     It is also possible that the reference rate will not be within the reference rate range for so many days during any quarterly interest payment period that the interest payment for that quarterly interest payment period will be less than the amount that would be paid on an ordinary debt security. The interest payments on the notes and return of only the principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

     The reference rate for the last seven New York banking days of an interest payment period will be the reference rate on the London banking day immediately prior to those seven days.

     Because the reference rate for the last seven New York banking days of an interest payment period will be the reference rate on the London banking day immediately prior to those seven days, if the reference rate on that London banking day is not within the reference rate range, you will not receive any interest in respect of those seven days even if the reference rate as actually calculated on any of those days were to be within the reference rate range.

     The notes will not be listed

     The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. MS & Co. currently intends to act as a market maker for the notes but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the notes.

PS-2

Supplemental Information Concerning Plan of Distribution

     We expect to deliver the notes against payment therefore in New York, New York on May 17, 2006, which will be the eleventh scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

United States Federal Income Taxation

     Based on certain representations made by us, the notes will be treated as “variable rate debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Floating Rate Notes.”

     If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to Non-U.S. Holders.” Non-U.S. investors should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. investors for whom income or gain in respect of the notes is effectively connected with a trade or business in the United States. Such non-U.S. investors should consult their own tax advisors regarding the potential tax consequences of an investment in the notes.

     You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

PS-3